SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 23, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Second Quarter Results 2018”, dated July 23, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23rd day of July, 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Philips reports Q2 sales of EUR 4.3 billion, with 4% comparable sales growth; net income from continuing operations was EUR 186 million, and Adjusted EBITA margin increased 100 basis points to 11.2%

Amsterdam, July 23, 2018

Second-quarter highlights

•	Sales in the quarter were EUR 4.3 billion, with comparable sales growth of 4%

•	Comparable order intake increased 9% compared to Q2 2017

•	Net income from continuing operations was EUR 186 million, compared to EUR 161 million in Q2 2017

•	Adjusted EBITA margin improved by 100 basis points to 11.2% of sales, compared to 10.2% of sales in Q2 2017

•	Income from operations (EBIT) increased to EUR 298 million, compared to EUR 252 million in Q2 2017

•	Operating cash flow totaled EUR 130 million, compared to EUR 73 million in Q2 2017

Frans van Houten, CEO:

“In the second quarter, we delivered 4% comparable sales growth, a strong 9% order intake growth and a solid 100 basis points improvement in operational performance driven by our growth and productivity programs.

I am pleased with the continued strong performance improvement of the Diagnosis & Treatment businesses, driven by the breadth of our innovative product portfolio, which resulted in 8% comparable sales growth and double-digit order intake growth. At the same time, I am encouraged by the mid-single-digit order intake growth of the Connected Care & Health Informatics businesses. After a slow start, the Personal Health businesses gained momentum in the quarter, and we expect this to continue in the second half of the year.

Demonstrating our ongoing success in building our solutions business, we signed seven long-term strategic partnership agreements in the quarter. In Germany, Philips announced two multi-year agreements with Clinics of Cologne and Munich Municipal Hospital to deliver medical imaging solutions to support precision diagnosis and therapy, innovation and productivity improvements. We also signed a seven-year agreement with the governments of the Netherlands and Ethiopia to design, build and equip Ethiopia’s first specialized Cardiac Care Center for state-of-the-art diagnosis and treatment of cardiac diseases.

Looking ahead, we reiterate our targets for the 2017–2020 period of 4-6% comparable sales growth and an average annual 100 basis points improvement in Adjusted EBITA margin.”

Business segments

The Diagnosis & Treatment businesses recorded a double-digit increase in comparable order intake, driven by strong double-digit growth in China and North America. Comparable sales increased by 8%, with double-digit growth in Image-Guided Therapy and high-single-digit growth in Ultrasound. The Adjusted EBITA margin was 180 basis points higher than in the same period last year, mainly due to growth and operational improvements.

The Connected Care & Health Informatics businesses delivered a mid-single-digit increase in comparable order intake, driven by double-digit order intake growth for Healthcare Informatics. Comparable sales growth increased 2% year-on-year, reflecting high- single-digit growth in Healthcare Informatics and low-single-digit growth in Monitoring & Analytics. The Adjusted EBITA margin improved by 40 basis points year-on-year.

In the Personal Health businesses, comparable sales growth was 2%, with high-single-digit growth in Sleep & Respiratory Care and low-single-digit growth in Personal Care. The growth of the Personal Health businesses was impacted by a high-single-digit comparable sales decline in China, mainly due to an inventory alignment at our distributors and lower demand in the Air purification market. The Adjusted EBITA margin increased by 80 basis points, driven by operational improvements.

Philips’ ongoing focus on innovation resulted in the following highlights in the quarter:

•

To further strengthen Philips’ businesses through targeted acquisitions, the company acquired EPD Solutions*, an innovator that has developed a breakthrough technology for image-guided treatments for cardiac arrhythmia. Philips also acquired Remote Diagnostic Technologies, a leading provider of advanced monitoring, cardiac therapy and data management solutions for the pre-hospital market. RDT’s portfolio will complement Philips’ Therapeutic Care business and strengthen its leadership position in the EUR 1.4 billion resuscitation and emergency care market.

•

Driven by recently introduced innovations such as an advanced transducer optimized for OB/GYN and General Imaging applications and the telehealth capabilities of its Lumify app-based ultrasound solution, Philips continued its strong growth across the Cardiology, OB/GYN, General Imaging and Point-of-Care clinical segments.

•

Philips and Jackson Health System – one of the largest public health systems in the US – entered into an agreement involving an industry-first ‘enterprise patient monitoring as a service’ business model. This will enable Jackson to standardize patient monitoring at all acuity levels for each care setting across its network for a per-patient fee.

•

Partnering with Showa University, Philips launched the first tele-intensive care eICU program in Japan. This delivers near real- time remote patient monitoring and early intervention through predictive analytics and advanced audio-visual technology. It has already been successfully implemented in the US, the UK, Australia and the Middle East.

•

Philips partnered with the Dana-Farber Cancer Institute to deploy best practices in cancer care. The incorporation of the Institute’s Clinical Pathways in Philips’ IntelliSpace Oncology Platform will help oncologists reach the most appropriate cancer treatments for patients, based on a unified view of the patient across diagnostic modalities and the embedded knowledge of both partners.

•

As the only provider of a digital pathology solution for primary diagnostic use in the US, Philips teamed up with life sciences leader LabCorp to fully digitize pathology workflows for LabCorp’s clinical laboratory and drug development services.

•

Following the successful launch of the DreamWear Full Face mask in the US at the end of the first quarter, the roll-out of this new mask in additional markets resulted in strong growth for Philips in the largest mask segment. Moreover, to further drive growth in the emerging sleep therapy market in China, Philips launched the connected Dream Family solution.

*	Philips announced the agreement to acquire EPD Solutions on June 5, 2018. The transaction was completed on July 9, 2018.

Cost savings

In the second quarter, procurement savings amounted to EUR 67 million. Overhead and other productivity programs resulted in savings of EUR 38 million. Philips is on track to deliver annual savings of EUR 400 million in 2018.

Capital structure

As part of the actions to reduce interest expenses and extend maturities, Philips completed the early redemption of the outstanding 3.750% Notes due 2022 with a principal amount of USD 1 billion (as announced in Q1 2018), resulting in a cash outflow of EUR 832 million excluding accrued interest. Furthermore, Philips entered into transactions with bondholders to redeem an aggregate principal amount of USD 72 million of the outstanding 6.875% Notes due 2038, resulting in a cash outflow of EUR 80 million excluding accrued interest. To finance the above, Philips successfully placed an aggregate principal amount of EUR 1.0 billion of Notes due 2024 and 2028.

Details of Philips’ current EUR 1.5 billion share buyback program, which was initiated in the third quarter of 2017 for capital reduction purposes, can be found here.

Discontinued operations

In the second quarter, Discontinued operations included a net EUR 177 million negative impact related to a value adjustment of Philips’ remaining interest in Signify (formerly Philips Lighting), which was partially offset by a positive impact related to the dividends received on Signify shares.

Quarterly report Q2 2018 2

Regulatory update

Philips continues to make progress in line with the terms of the consent decree, which is primarily focused on the defibrillator manufacturing in the US; this included inspections by independent auditors and continued shipments of its FRx and FR3 AEDs to markets outside of the US.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data in millions of EUR unless otherwise stated

	Q2 2017	Q2 2018
Sales	4,294	4,288
Nominal sales growth	4%	0%
Comparable sales growth*	4%	4%
Comparable order intake *	8%	9%
Income from operations	252	298
as a % of sales	5.9%	6.9%
Financial expenses, net	(43)	(49)
Investments in associates, net of income taxes	(4)	1
Income tax expense	(44)	(63)
Income from continuing operations	161	186
Discontinued operations, net of income taxes	128	(184)
Net income1)	289	2
Income from continuing operations attributable to shareholders per common share (in EUR) - diluted	0.20	0.30
Net income attributable to shareholders per common share (in EUR) - diluted	0.27	0.00
EBITA*	329	430
as a % of sales	7.7%	10.0%
Adjusted EBITA*	439	482
as a % of sales	10.2%	11.2%
Adjusted EBITDA*	611	661
as a % of sales	14.2%	15.4%

1)	Q2 2017 includes operating results of Signify (formerly Philips Lighting) and the combined Lumileds and Automotive businesses, which have subsequently been deconsolidated.
•	Comparable sales growth was 4%, reflecting high-single-digit growth in the Diagnosis & Treatment businesses and low- single-digit growth in the Connected Care & Health Informatics businesses and the Personal Health businesses.

•	Comparable order intake showed 9% growth, reflecting double-digit growth in the Diagnosis & Treatment businesses and mid-single-digit growth in the Connected Care & Health Informatics businesses.

•	EBITA increased by EUR 101 million and the margin increased by 230 basis points compared to Q2 2017.

•	Adjusted EBITA increased by EUR 43 million and the margin improved by 100 basis points compared to Q2 2017, mainly due to growth and operational improvements.

•	Restructuring and acquisition-related charges amounted to EUR 52 million, compared to EUR 65 million in Q2 2017. EBITA in Q2 2018 also included: a gain of EUR 43 million related to a divestment; EUR 18 million of the total EUR 30 million provision related to the anticipated conclusion of the European Commission investigation into retail pricing, of which the other EUR 12 million was recognized in Discontinued operations; EUR 15 million of charges related to the consent decree primarily focused on the defibrillator manufacturing in the US.

Q2 2017 EBITA also included EUR 7 million of charges related to the separation of the Lighting business, EUR 26 million of provisions related to the CRT litigation in the US, and EUR 12 million of charges related to quality and regulatory actions.

•	Adjusted EBITDA improved by EUR 50 million and the margin increased by 120 basis points compared to Q2 2017.

•	Net financial expenses increased by EUR 6 million year-on- year, mainly due to EUR 16 million of financial charges related to bonds redeemed in 2018, partly offset by lower net interest expenses.

•	Income taxes increased by EUR 19 million, mainly due to higher income and lower releases of tax provisions compared to Q2 2017.

•	Discontinued operations included a net loss of EUR 177 million related to Philips’ retained interest in Signify (formerly Philips Lighting), which reflects a loss of EUR 209 million related to a value adjustment of the shares, partly offset by EUR 32 million of dividends received. In Q2 2017, Discontinued operations included the operating results of Lighting and the combined Lumileds and Automotive businesses of EUR 110 million and EUR 83 million respectively, prior to their deconsolidation during the course of 2017. Q2 2017 also included a EUR 66 million net loss from the sale on June 30, 2017, of the 80.1% interest in the combined Lumileds and Automotive businesses.

•	Net income decreased by EUR 287 million compared to Q2 2017, mainly due to lower income from discontinued operations.

*	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

4 Quarterly report Q2 2018

Sales per geographic cluster in millions of EUR unless otherwise stated

			% change
	Q2 2017	Q2 2018	nominal	comparable*
Western Europe	930	925	(1)%	2%
North America	1,570	1,549	(1)%	2%
Other mature geographies	397	408	3%	8%

Total mature geographies	2,897	2,881	(1)%	3%
Growth geographies	1,397	1,406	1%	6%

Philips Group	4,294	4,288	0%	4%

•	Sales in growth geographies increased by 6% on a comparable basis, reflecting double-digit growth in Middle East & Turkey, high-single-digit growth in Latin America and low-single-digit growth in China. In mature geographies, sales increased by 3% on a comparable basis, reflecting high-single-digit growth in other mature geographies and low-single-digit growth in North America and Western Europe.

•	Comparable order intake in growth geographies showed mid- single-digit growth, reflecting double-digit growth in China and mid-single-digit growth in Latin America. In mature geographies, comparable order intake showed double-digit growth, driven by double-digit growth in North America, Western Europe and other mature geographies.

Cash balance in millions of EUR

	Q2 2017	Q2 2018
Beginning cash balance	2,731	1,982
Free cash flows*	(89)	(41)
Net cash provided by operating activities	73	130
Net capital expenditures	(162)	(172)
Net cash used for other investing activities	(69)	(226)
Treasury shares transactions	(2)	(3)
Changes in debt	(914)	166
Dividend paid to shareholders of the Company	(326)	(341)
Other cash flow items	(91)	29
Sale of shares of Signify (formerly Philips
Lighting), net	537
Net cash flows from discontinued operations	1,056	49

Ending cash balance	2,832	1,615

•	Net cash flows from operating activities increased by EUR 57 million in Q2 2018, mainly due to higher earnings from continuing operations and lower working capital outflows, partly offset by EUR 46 million premium payments related to bonds that were redeemed early.

•	Net cash used for other investing activities mainly included higher cash outflows related to acquisitions, partly offset by proceeds from divestments.

•	Changes in debt in Q2 2018 mainly includes EUR 990 million proceeds from bonds issued, largely offset by EUR 866 million cash outflows related to early bond redemptions. Changes in debt in Q2 2017 mainly reflects the repayment of a credit facility used for the early redemption of the 5.750% Notes due 2018.

•	Sale of shares of Signify (formerly Philips Lighting) in Q2 2017 included net proceeds of EUR 537 million prior to deconsolidation.

•	Net cash flows from discontinued operations in Q2 2018 mainly includes a dividend of EUR 32 million received from Signify (formerly Philips Lighting). Q2 2017 included EUR 1.1 billion proceeds from the sale of the 80.1% interest in the combined Lumileds and Automotive businesses.

Composition of net debt to group equity*
in millions of EUR unless otherwise stated
	March 31, 2018	June 30, 2018
Long-term debt	3,242	3,688
Short-term debt	1,435	1,239

Total debt	4,677	4,927
Cash and cash equivalents	1,982	1,615

Net debt	2,695	3,311
Shareholders’ equity	11,586	11,679
Non-controlling interests	22	22

Group equity	11,608	11,701
Net debt : group equity ratio*	19:81	22:78

•	Net debt to group equity ratio increased slightly.

*	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Quarterly report Q2 2018 5

Performance per segment

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated

	Q2 2017	Q2 2018
Sales	1,671	1,761
Sales growth
Nominal sales growth	4%	5%
Comparable sales growth*	3%	8%
Income from operations	111	147
as a % of sales	6.6%	8.3%
EBITA*	120	167
as a % of sales	7.2%	9.5%
Adjusted EBITA*	151	190
as a % of sales	9.0%	10.8%
Adjusted EBITDA*	193	238
as a % of sales	11.5%	13.5%

•	Comparable sales growth was 8%, reflecting double-digit growth in Image-Guided Therapy, high-single-digit growth in Ultrasound and mid-single-digit growth in Diagnostic Imaging.

•	Comparable sales in growth geographies showed double-digit growth, reflecting double-digit growth in China, Latin America and Central & Eastern Europe. Mature geographies recorded high-single-digit growth, reflecting double-digit growth in other mature geographies and mid-single-digit growth in North America and Western Europe.

•	EBITA increased by EUR 47 million and the margin improved by 230 basis points compared to Q2 2017.

•	Adjusted EBITA increased by EUR 39 million and the margin improved by 180 basis points year-on-year, mainly due to growth and operational improvements.

•	Restructuring and acquisition-related charges to improve productivity were EUR 23 million, compared to EUR 31 million in Q2 2017. In Q3 2018, restructuring and acquisition-related charges are expected to total approximately EUR 45 million.

•	Adjusted EBITDA increased by EUR 45 million and the margin increased by 200 basis points compared to Q2 2017.

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated

	Q2 2017	Q2 2018
Sales	768	743
Sales growth
Nominal sales growth	0%	(3)%
Comparable sales growth*	1%	2%
Income from operations	16	20
as a % of sales	2.1%	2.7%
EBITA*	27	31
as a % of sales	3.5%	4.2%
Adjusted EBITA*	65	66
as a % of sales	8.5%	8.9%
Adjusted EBITDA*	99	95
as a % of sales	12.9%	12.8%

•	Comparable sales growth was 2%, reflecting high-single-digit growth in Healthcare Informatics and low-single-digit growth in Monitoring & Analytics, partly offset by a low-single-digit decline in Therapeutic Care, which includes the impact of the consent decree on the defibrillator manufacturing in the US.

•	Comparable sales in growth geographies showed high-single- digit growth, reflecting double-digit growth in China and India, and mid-single-digit growth in Middle East & Turkey. Mature geographies recorded low-single-digit growth, reflecting mid- single-digit growth in Western Europe and other mature geographies, while North America remained flat year-on-year.

•	EBITA increased by EUR 4 million and the margin improved by 70 basis points compared to Q2 2017.

•	Adjusted EBITA was in line with Q2 2017, while the margin improved by 40 basis points year-on-year, mainly due to operational improvements.

•	Restructuring and acquisition-related charges were EUR 19 million, compared to EUR 25 million in Q2 2017. EBITA in Q2 2018 also included EUR 15 million of charges related to the consent decree focused primarily on the defibrillator manufacturing in the US. EBITA in Q2 2017 also included EUR 12 million of charges related to quality and regulatory actions. In Q3 2018, restructuring and acquisition-related charges are expected to total approximately EUR 10 million. Charges related to the consent decree are expected to total approximately EUR 15 million in Q3 2018.

•	Adjusted EBITDA decreased by EUR 4 million and the margin decreased by 10 basis points compared to Q2 2017.

*	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

6 Quarterly report Q2 2018

Personal Health businesses

Key data in millions of EUR unless otherwise stated

	Q2 2017	Q2 2018
Sales	1,761	1,694
Sales growth
Nominal sales growth	6%	(4)%
Comparable sales growth*	6%	2%
Income from operations	235	219
as a % of sales	13.3%	12.9%
EBITA*	269	250
as a % of sales	15.3%	14.8%
Adjusted EBITA*	270	272
as a % of sales	15.3%	16.1%
Adjusted EBITDA*	328	331
as a % of sales	18.6%	19.5%

•	Comparable sales growth was 2%, reflecting high-single-digit growth in Sleep & Respiratory Care and low-single-digit growth in Personal Care, while Health & Wellness and Domestic Appliances were in line with Q2 2017.

•	Comparable sales in growth geographies showed low-single- digit growth, reflecting double-digit growth in Middle East & Turkey and India, partly offset by a high-single-digit decline in China. Mature geographies showed low-single-digit growth, reflecting double-digit growth in other mature geographies and low-single-digit growth in North America, partly offset by a low-single-digit decline in Western Europe.

•	EBITA decreased by EUR 19 million and the margin decreased by 50 basis points compared to Q2 2017, mainly due to a EUR 18 million provision related to the anticipated conclusion of the European Commission investigation into retail pricing in the period November 2011 to November 2013.

•	Adjusted EBITA increased by EUR 2 million and the margin improved by 80 basis points year-on-year, mainly due to operational improvements.

•	Restructuring and acquisition-related charges amounted to EUR 4 million, compared to EUR 1 million in Q2 2017. In Q3 2018, restructuring and acquisition-related charges are expected to total EUR 5 million.

•	Adjusted EBITDA increased by EUR 3 million and the margin improved by 90 basis points compared to Q2 2017.

Other

Key data in millions of EUR

	Q2 2017	Q2 2018
Sales	96	88
Income from operations	(110)	(88)
EBITA*	(87)	(18)
Adjusted EBITA*	(47)	(45)
IP Royalties	49	30
Innovation	(53)	(51)
Central costs	(17)	(19)
Legacy Items	(15)	(6)
Other	(10)	0
Adjusted EBITDA*	(9)	(4)

•	Sales decreased by EUR 8 million, mainly due to lower license income as a result of the foreseen expiration of licenses, partly offset by license income from Signify (formerly Philips Lighting) being reported as third-party sales following deconsolidation as of the end of November 2017.

•	EBITA in Q2 2018 increased by EUR 69 million compared to Q2 2017. Q2 2018 included a gain of EUR 43 million related to a divestment. Q2 2017 included a EUR 26 million provision related to the CRT litigation in the US and EUR 7 million of charges related to the separation of the Lighting business.

•	Adjusted EBITA improved by EUR 2 million.

•	Restructuring and acquisition-related charges amounted to EUR 6 million, compared to EUR 7 million in Q2 2017. In Q3 2018, restructuring and acquisition-related charges are expected to total approximately EUR 10 million.

•	Adjusted EBITDA improved by EUR 5 million compared to Q2 2017.

*	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Quarterly report Q2 2018 7

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

•	Comparable sales growth

•	EBITA

•	Adjusted EBITA

•	Adjusted EBITDA

•	Free cash flow

•	Comparable order intake

•	Composition of net debt to group equity

EBITA is defined as Income from operations excluding amortization and impairment of acquired intangible assets and goodwill. Acquired intangible assets includes brand names, customer relationships, technology and other intangible assets.

For the definitions of the remaining non-IFRS financial measures listed above, refer to chapter 5, Reconciliation of non-IFRS information, of the Annual Report 2017.

Sales growth composition in %

	Q2 2018				January to June 2018
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2018 versus 2017
Diagnosis & Treatment	5.4%	(4.1)%	6.6%	7.9%	4.1%	(4.0)%	8.2%	8.3%
Connected Care & Health Informatics	(3.3)%	(1.5)%	7.3%	2.5%	(6.3)%	(1.1)%	8.9%	1.5%
Personal Health	(3.8)%	(0.5)%	6.4%	2.1%	(4.2)%	(0.3)%	7.4%	2.9%

Philips Group	(0.1)%	(2.3)%	6.4%	4.0%	(1.2)%	(2.0)%	7.7%	4.5%

8 Quarterly report Q2 2018

Reconciliation of Net income to Adjusted EBITA In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care & Health Informatics	Personal Health	Other
Q2 2018
Net income	2
Discontinued operations, net of income taxes	184
Income tax expense	63
Investments in associates, net of income taxes	(1)
Financial expenses	66
Financial income	(17)

Income from operations	298	147	20	219	(88)
Amortization of acquired intangible assets	133	20	11	32	71

EBITA	430	167	31	250	(18)
Restructuring and acquisition-related charges	52	23	19	4	6
Other items	—	—	15	18	(34)

Adjusted EBITA	482	190	66	272	(45)

January to June 2018
Net income	126
Discontinued operations, net of income taxes	154
Income tax expense	91
Investments in associates, net of income taxes	(1)
Financial expenses	159
Financial income	(30)

Income from operations	499	174	22	444	(141)
Amortization of acquired intangible assets	195	35	22	64	73

EBITA	694	210	44	508	(67)
Restructuring and acquisition-related charges	116	65	25	6	19
Other items	17	—	32	18	(33)

Adjusted EBITA	827	275	101	532	(82)

Q2 2017
Net income	289
Discontinued operations, net of income taxes	(128)
Income tax expense	44
Investments in associates, net of income taxes	4
Financial expenses	67
Financial income	(24)

Income from operations	252	111	16	235	(110)
Amortization of acquired intangible assets	67	9	11	34	13
Impairment of goodwill	9				9

EBITA	329	120	27	269	(87)
Restructuring and acquisition-related charges	65	31	25	1	7
Other items	46		12		34

Adjusted EBITA	439	151	65	270	(47)

January to June 2017
Net income	548
Discontinued operations, net of income taxes	(259)
Income tax expenses	107
Investments in associates, net of income taxes	7
Financial expenses	140
Financial income	(47)

Income from operations	495	154	4	466	(129)
Amortization of acquired intangible assets	129	18	23	69	19
Impairment of goodwill	9				9

EBITA	634	172	28	535	(101)
Restructuring and acquisition-related charges	89	42	33	3	10
Other items	15		29		(14)

Adjusted EBITA	737	214	90	538	(105)

Quarterly report Q2 2018 9

Reconciliation of Net income to Adjusted EBITDA In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care & Health Informatics	Personal Health	Other
Q2 2018
Net income	2
Discontinued operations, net of income taxes	184
Income tax expense	63
Investment in associates, net of income taxes	(1)
Financial expenses	66
Financial income	(17)

Income from operations	298	147	20	219	(88)
Depreciation, amortization and impairments of fixed assets	316	72	41	91	112
Restructuring and acquisition-related charges	52	23	19	4	6
Other items	—	—	15	18	(34)
Adding back Impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(4)	(5)

Adjusted EBITDA	661	238	95	331	(4)

January to June 2018
Net income	126
Discontinued operations, net of income taxes	154
Income tax expense	91
Investment in associates, net of income taxes	(1)
Financial expenses	159
Financial income	(30)

Income from operations	499	174	22	444	(141)
Depreciation, amortization and impairments of fixed assets	547	135	80	181	150
Restructuring and acquisition-related charges	116	65	25	6	19
Other items	17	0	32	18	(33)
Adding back of Rmpairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(6)	(6)

Adjusted EBITDA	1,173	369	159	649	(5)

10 Quarterly report Q2 2018

Reconciliation of Net income to Adjusted EBITDA In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care & Health Informatics	Personal Health	Other
Q2 2017
Net income	289
Discontinued operations, net of income taxes	(128)
Income tax expense	44
Investment in associates, net of income taxes	4
Financial expenses	67
Financial income	(24)

Income from operations	252	111	16	235	(110)
Depreciation, amortization and impairments of fixed assets	243	52	48	92	52
Impairment of goodwill	9				9
Restructuring and acquisition-related charges	65	31	25	1	7
Other items	46		12		34
Adding back of Impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(4)	(2)	(2)

Adjusted EBITDA	611	193	99	328	(9)

January to June 2017
Net income	548
Discontinued operations, net of income taxes	(259)
Income tax expenses	107
Investment in associates, net of income taxes	7
Financial expenses	140
Financial income	(47)

Income from operations	495	154	4	466	(129)
Depreciation, amortization and impairments of fixed assets	472	105	92	184	90
Impairment of goodwill	9				9
Restructuring and acquisition-related charges	89	42	33	3	10
Other items	15		29		(14)
Adding back of Impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(6)	(2)	(3)

Adjusted EBITDA	1,074	299	156	653	(34)

Composition of free cash flow in millions of EUR

	Q2		January to June
	2017	2018	2017	2018
Net cash provided by operating activities	73	130	373	223
Net capital expenditures:	(162)	(172)	(208)	(311)
Purchase of intangible assets	(18)	(35)	(36)	(56)
Expenditures on development assets	(87)	(73)	(163)	(140)
Capital expenditures on property, plant and equipment	(99)	(70)	(179)	(152)
Proceeds from sale of property, plant and equipment	42	7	171	37

Free cash flows	(89)	(41)	165	(88)

Quarterly report Q2 2018 11

Philips statistics

	2017				2018
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,035	4,294	4,148	5,303	3,942	4,288
Comparable sales growth*	3%	4%	4%	5%	5%	4%
Comparable order intake*	2%	8%	5%	7%	10%	9%
Gross margin	1,777	1,925	1,916	2,563	1,785	2,006
as a % of sales	44.0%	44.8%	46.2%	48.3%	45.3%	46.8%
Selling expenses	(1,024)	(1,091)	(1,046)	(1,236)	(1,041)	(1,162)
as a % of sales	(25.4)%	(25.4)%	(25.2)%	(23.3)%	(26.4)%	(27.1)%
G&A expenses	(151)	(146)	(134)	(146)	(130)	(157)
as a % of sales	(3.7)%	(3.4)%	(3.2)%	(2.8)%	(3.3)%	(3.7)%
R&D expenses	(431)	(421)	(451)	(461)	(433)	(425)
as a % of sales	(10.7)%	(9.8)%	(10.9)%	(8.7)%	(11.0)%	(9.9)%
Income from operations	243	252	299	723	201	298
as a % of sales	6.0%	5.9%	7.2%	13.6%	5.1%	6.9%
Net income	259	289	423	899	124	2
Income from continuing operations attributable to shareholders per common share in EUR - diluted1)	0.13	0.17	0.23	0.48	0.10	0.20
EBITA*	304	329	364	790	263	430
as a % of sales	7.5%	7.7%	8.8%	14.9%	6.7%	10.0%
Adjusted EBITA*	298	439	532	884	344	482
as a % of sales	7.4%	10.2%	12.8%	16.7%	8.7%	11.2%
Adjusted EBITDA*	463	611	686	1,072	512	661
as a % of sales	11.5%	14.2%	16.5%	20.2%	13.0%	15.4%

	2017				2018
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December
Sales	4,035	8,329	12,477	17,780	3,942	8,229
Comparable sales growth*	3%	3%	4%	4%	5%	5%
Comparable order intake*	2%	5%	5%	6%	10%	10%
Gross margin	1,777	3,703	5,618	8,181	1,785	3,791
as a % of sales	44.0%	44.5%	45.0%	46.0%	45.3%	46.1%
Selling expenses	(1,024)	(2,115)	(3,162)	(4,398)	(1,041)	(2,203)
as a % of sales	(25.4)%	(25.4)%	(25.3)%	(24.7)%	(26.4)%	(26.8)%
G&A expenses	(151)	(297)	(431)	(577)	(130)	(288)
as a % of sales	(3.7)%	(3.6)%	(3.5)%	(3.2)%	(3.3)%	(3.5)%
R&D expenses	(431)	(852)	(1,303)	(1,764)	(433)	(858)
as a % sales	(10.7)%	(10.2)%	(10.4)%	(9.9)%	(11.0)%	(10.4)%
Income from operations	243	495	794	1,517	201	499
as a % of sales	6.0%	5.9%	6.4%	8.5%	5.1%	6.1%
Net income	259	548	971	1,870	124	126
Income from continuing operations attributable to shareholders per common share in EUR - diluted1)	0.13	0.31	0.54	1.02	0.10	0.30
EBITA*	304	634	997	1,787	263	694
as a % of sales	7.5%	7.6%	8.0%	10.1%	6.7%	8.4%
Adjusted EBITA*	298	737	1,269	2,153	344	827
as a % of sales	7.4%	8.8%	10.2%	12.1%	8.7%	10.0%
Adjusted EBITDA*	463	1,074	1,759	2,832	512	1,173
as a % of sales	11.5%	12.9%	14.1%	15.9%	13.0%	14.3%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	920,276	937,045	936,861	926,192	914,826	931,496
Shareholders’ equity per common share in EUR	13.74	13.01	12.12	12.96	12.66	12.54
Net debt : group equity ratio*	16:84	5:95	23:77	19:81	19:81	22:78
Total employees of continuing operations2)	70,430	71,477	73,324	73,951	73,845	75,283

1)	Shareholders refers to shareholders of Koninklijke Philips N.V. Comparative numbers for 2017 January - December has been adjusted for non-controlling interest related to Signify (formerly Philips Lighting).
2)	Includes third-party workers.
*	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

12 Quarterly report Q2 2018

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future Adjusted EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: global economic and business conditions; political instability, including developments within the European Union, with adverse impact on financial markets; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; changes in currency exchange rates and interest rates; future changes in tax rates and regulations, including trade tariffs; pension costs and actuarial assumptions; changes in raw materials prices; changes in employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; cyber-attacks, breaches of cybersecurity; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the disposal by Philips of its remaining interests in Signify (formerly Philips Lighting). As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward- looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2017.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2017.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2017. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2017, unless otherwise stated.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Quarterly report Q2 2018 13

Philips semi-annual report 2018

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in the Annual Report 2017. The semi-annual report for the six months ended June 30, 2018 consists of the semi- annual condensed consolidated financial statements, the semi- annual management report and responsibility statement by the Company’s Board of Management. The information in this semi- annual report is unaudited.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual financial statements for the six-month period ended June 30, 2018, which have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and that the semi-annual management report for the six-month period ended June 30, 2018 gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 23, 2018

Board of Management

Frans van Houten

Abhijit Bhattacharya

Marnix van Ginneken

14 Quarterly report Q2 2018

Management report

Philips performance

Key data in millions of EUR unless otherwise stated

	January to June
	2017	2018
Sales	8,329	8,229
Nominal sales growth	5%	(1)%
Comparable sales growth*	3%	5%
Comparable order intake*	5%	10%
Income from operations	495	499
as a % of sales	5.9%	6.1%
Financial expenses, net	(93)	(129)
Investments in associates, net of income taxes	(7)	1
Income tax expense	(107)	(91)
Income from continuing operations	289	280
Discontinued operations, net of income taxes	259	(154)
Net income1)	548	126
Income from continuing operations attributable to shareholders per common share (in EUR) - diluted	0.31	0.30
Net income attributable to shareholders per common share (in EUR) - diluted	0.51	0.14
EBITA*	634	694
as a % of sales	7.6%	8.4%
Adjusted EBITA*	737	827
as a % of sales	8.8%	10.0%
Adjusted EBITDA*	1,074	1,173
as a % of sales	12.9%	14.3%

1)	Q2 2017 includes operating results of Signify (formerly Philips Lighting) and the combined Lumileds and Automotive businesses, which have subsequently been deconsolidated.
•	Comparable sales growth was 5%, reflecting high-single-digit growth in the Diagnosis & Treatment businesses and low- single-digit growth in the Personal Health businesses and Connected Care & Health Informatics businesses.

•	Growth geographies achieved high-single-digit comparable sales growth, reflecting double-digit growth in Middle East & Turkey and Latin America and mid-single-digit growth in China. Mature geographies recorded low-single-digit growth, reflecting double-digit growth in other mature geographies and low-single-digit growth in North America and Western Europe.

•	Comparable order intake* showed 10% growth, reflecting double-digit growth in the Diagnosis & Treatment businesses and low-single-digit growth in the Connected Care & Health Informatics businesses.

•	EBITA improved by EUR 60 million and the margin improved by 80 basis points compared to the first half of 2017.

•	Adjusted EBITA improved by EUR 90 million and the margin improved by 120 basis points compared to the first half of 2017. The improvement was mainly attributable to growth and operational improvements.

•	Restructuring and acquisition-related charges amounted to EUR 116 million, compared to EUR 89 million in the first half of 2017. EBITA in the first half of 2018 also included: a gain of EUR 43 million related to a divestment; EUR 35 million of charges related to the consent decree primarily focused on the defibrillator manufacturing in the US; EUR 18 million of the total EUR 30 million provision related to the anticipated conclusion of the European Commission investigation into retail pricing, of which the other EUR 12 million was recognized in Discontinued operations. EBITA in the first half of 2017 also included EUR 20 million of charges related to the separation of the Lighting business, EUR 26 million of provisions related to the CRT litigation in the US, EUR 29 million of charges related to quality and regulatory actions, and a EUR 59 million net gain from the sale of real estate assets.

•	Adjusted EBITDA improved by EUR 99 million and the margin improved by 140 basis points compared to the first half of 2017.

•	Net financial expenses increased by EUR 36 million year-on- year, mainly due to financial charges of EUR 46 million related to bonds redeemed in 2018, partly offset by lower net interest expenses.

•	Income taxes decreased by EUR 16 million year-on-year, mainly driven by lower income and releases of tax provisions.

•	Discontinued operations included a net loss of EUR 155 million related to Philips’ retained interest in Signify (formerly Philips Lighting), which reflects the additional sale of shares in February 2018, dividends received of EUR 32 million and a loss related to a value adjustment of the remaining interest. In 2017, Discontinued operations included the operating results of Lighting and the combined Lumileds and Automotive businesses of EUR 177 million and EUR 149 million respectively, prior to their deconsolidation during the course of 2017. On June 30, 2017, Philips completed the sale of an 80.1% interest in the combined Lumileds and Automotive businesses, which resulted in a loss of EUR 66 million after tax in 2017, while the first half of 2018 included a EUR 8 million gain related to the final settlement.

*	Non-GAAP financial measures. Refer to Reconciliation of non-IFRS information, of this document

Quarterly report Q2 2018 15

•	Net income decreased by EUR 422 million compared to the first half of 2017, mainly due to lower income from discontinued operations and higher restructuring and acquisition-related charges.

Cash balance in millions of EUR

	January to June
	2017	2018
Beginning cash balance	2,334	1,939
Free cash flows*	165	(88)
Net cash provided by operating activities	373	223
Net capital expenditures	(208)	(311)
Net cash used for other investing activities	(168)	(313)
Treasury shares transactions	(59)	(360)
Changes in debt	(1,174)	206
Dividend paid to shareholders of the Company	(326)	(341)
Other cash flow items	(120)	4
Sale of shares of Signify (formerly Philips Lighting), net	1,060
Net cash flows from discontinued operations	1,121	569

Ending cash balance	2,832	1,615

•	Net cash flows from operating activities decreased by EUR 150 million, mainly due to working capital outflows in the first half of 2018, driven by a low working capital position at the end of Q4 2017. The first half of 2018 included EUR 46 million premium payments related to bonds that were redeemed early. The first half of 2017 included a EUR 64 million premium payment related to the bond redemption completed on January 20, 2017. Net capital expenditures in the first half of 2017 included higher proceeds from the sale of real estate assets.

•	Net cash used for other investing activities in the first half of 2018 mainly includes higher cash outflows related to acquisitions, partly offset by proceeds from divestments.

•	Treasury share transactions in the first half of 2018 mainly includes the share buyback program for capital reduction purposes and the share repurchase program for the Long Term Incentive and employee stock purchase plans.

•	Changes in debt in the first half of 2018 mainly includes EUR 990 million proceeds from bonds issued, partly offset by EUR 866 million cash outflows related to early bond redemptions. The first half of 2017 mainly reflects a EUR 1,184 million cash outflow related to the bond redemption completed on January 20, 2017.

•	Sale of shares of Signify (formerly Philips Lighting) in the first half of 2017 included net proceeds of EUR 1,060 million prior to deconsolidation.

•	Net cash flows from discontinued operations in the first half of 2018 reflects net proceeds of EUR 519 million related to the sale of shares of Signify (formerly Philips Lighting) as well as a EUR 32 million dividend received. Net cash flows from discontinued operations in the first half of 2017 included EUR 1.1 billion proceeds from the sale of the 80.1% interest in the combined Lumileds and Automotive businesses.

Non-GAAP financial measures. Refer to Reconciliation of non-IFRS information, of this document

Composition of net debt to group equity*

in millions of EUR unless otherwise stated

	December 31, 2017	June 30, 2018
Long-term debt	4,044	3,688
Short-term debt	672	1,239

Total debt	4,715	4,927
Cash and cash equivalents	1,939	1,615

Net debt	2,776	3,311
Shareholders’ equity	11,999	11,679
Non-controlling interests	24	22

Group equity	12,023	11,701
Net debt : group equity ratio*	19:81	22:78

•	Net debt to group equity ratio increased slightly.

*	Non-GAAP financial measures. Refer to Reconciliation of non-IFRS information, of this document

16 Quarterly report Q2 2018

Performance per segment

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated

	January to June
	2017	2018
Sales	3,162	3,291
Sales growth
Nominal sales growth	5%	4%
Comparable sales growth*	2%	8%
Income from operations	154	174
as a % of sales	4.9%	5.3%
EBITA*	172	210
as a % of sales	5.4%	6.4%
Adjusted EBITA*	214	275
as a % of sales	6.8%	8.4%
Adjusted EBITDA*	299	369
as a % of sales	9.5%	11.2%

•	Comparable sales growth was 8%, reflecting double-digit growth in Image-Guided Therapy and Ultrasound and mid- single-digit growth in Diagnostic Imaging.

•	Comparable sales in growth geographies showed double-digit growth, reflecting double-digit growth in China and Middle East & Turkey and high-single-digit growth in Latin America. Mature geographies recorded high-single-digit growth, reflecting double-digit growth in other mature geographies, high-single-digit growth in North America and low-single-digit growth in Western Europe.

•	EBITA increased by EUR 38 million and the margin improved by 100 basis points year-on-year.

•	Adjusted EBITA increased by EUR 61 million and the margin improved by 160 basis points year-on-year, mainly due to growth and operational improvements.

•	Restructuring and acquisition-related charges to improve productivity were EUR 65 million in the first half of 2018, compared to EUR 42 million in the first half of 2017.

•	Adjusted EBITDA increased by EUR 70 million and the margin improved by 170 basis points compared to the first half of 2017.

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated

	January to June
	2017	2018
Sales	1,500	1,406
Sales growth
Nominal sales growth	3%	(6)%
Comparable sales growth*	1%	2%
Income from operations	4	22
as a % of sales	0.3%	1.6%
EBITA*	28	44
as a % of sales	1.9%	3.1%
Adjusted EBITA*	90	101
as a % of sales	6.0%	7.2%
Adjusted EBITDA*	156	159
as a % of sales	10.4%	11.3%

•	Comparable sales growth was 2%, reflecting high-single-digit growth in Healthcare Informatics and low-single-digit growth in Monitoring & Analytics, partly offset by a low-single-digit decline in Therapeutic Care, which includes the impact of the consent decree on the defibrillator manufacturing in the US.

•	Comparable sales in growth geographies showed mid-single- digit growth, reflecting double-digit growth in Latin America and India and mid-single-digit growth in China. Mature geographies recorded low-single-digit growth, reflecting high- single-digit growth in other mature geographies, while Western Europe and North America remained flat year-on-year.

•	EBITA increased by EUR 16 million and the margin improved by 120 basis points year-on-year.

•	Adjusted EBITA increased by EUR 11 million and the margin improved by 120 basis points year-on-year, mainly due to operational improvements.

•	Restructuring and acquisition-related charges amounted to EUR 25 million in the first half of 2018, compared to EUR 33 million in the first half of 2017. EBITA in the first half of 2018 also included EUR 35 million of charges related to the consent decree focused primarily on the defibrillator manufacturing in the US. EBITA in the first half of 2017 included EUR 29 million of charges related to quality and regulatory actions.

•	Adjusted EBITDA increased by EUR 3 million and the margin improved by 90 basis points year-on-year.

*	Non-GAAP financial measures. Refers to Reconciliation of non-IFRS information, of this document

Quarterly report Q2 2018 17

Personal Health businesses

Key data in millions of EUR unless otherwise stated

	January to June
	2017	2018
Sales	3,480	3,335
Sales growth
Nominal sales growth	6%	(4)%
Comparable sales growth*	6%	3%
Income from operations	466	444
as a % of sales	13.4%	13.3%
EBITA*	535	508
as a % of sales	15.4%	15.2%
Adjusted EBITA*	538	532
as a % of sales	15.5%	16.0%
Adjusted EBITDA*	653	649
as a % of sales	18.8%	19.5%

•	Comparable sales growth was 3%, reflecting high-single-digit growth in Sleep & Respiratory Care and low-single-digit growth in Personal Care, Health & Wellness and Domestic Appliances.

•	Comparable sales in growth geographies showed mid-single- digit growth, reflecting double-digit growth in Middle East & Turkey and India, partly offset by a low-single-digit decline in China. Mature geographies showed low-single-digit growth, reflecting high-single-digit growth in other mature geographies, while North America remained flat year-on-year, partly offset by a low-single-digit decline in Western Europe.

•	EBITA decreased by EUR 27 million and the margin decreased by 20 basis points compared to the first half of 2017, mainly due to a EUR 18 million provision related to the anticipated conclusion of the European Commission investigation into retail pricing for the period November 2011 to November 2013, and higher restructuring and acquisition-related charges.

•	Adjusted EBITA decreased by EUR 6 million, while the margin improved by 50 basis points year-on-year. The increase was attributable to operational improvements.

•	Restructuring and acquisition-related charges were EUR 6 million, compared to EUR 3 million in the first half of 2017.

•	Adjusted EBITDA decreased by EUR 4 million and the margin improved by 70 basis points compared to the first half of 2017.

Other

Key data in millions of EUR

	January to June
	2017	2018
Sales	188	197
Income from operations	(129)	(141)
EBITA*	(101)	(67)
Adjusted EBITA*	(105)	(82)
IP Royalties	99	74
Innovation	(107)	(97)
Central costs	(49)	(54)
Legacy Items	(35)	(2)
Other	(13)	(2)
Adjusted EBITDA*	(34)	(5)

•	Sales increased by EUR 9 million, mainly due to license income from Signify (formerly Philips Lighting) being reported as third- party sales following deconsolidation as of the end of November 2017, partly offset by lower license income as a result of the foreseen expiration of licenses.

•	EBITA in the first half of 2018 increased by EUR 34 million compared to the first half of 2017. The first half of 2018 included a gain of EUR 43 million related to a divestment. EBITA in the first half of 2017 included a EUR 59 million gain on the sale of real estate assets, EUR 20 million of charges related to the separation of the Lighting business, and EUR 26 million of provisions related to the CRT litigation in the US.

•	Adjusted EBITA improved by EUR 23 million.

•	Restructuring and acquisition-related charges amounted to EUR 19 million, compared to EUR 10 million in the first half of 2017.

•	Adjusted EBITDA improved by EUR 29 million compared to the first half of 2017.

*	Non-GAAP financial measures. Refers to Reconciliation of non-IFRS information, of this document

18 Quarterly report Q2 2018

Condensed consolidated statements of income

Condensed consolidated statements of income in millions of EUR unless otherwise stated

	Q2		January to June
	2017	2018	2017	2018
Sales	4,294	4,288	8,329	8,229
Cost of sales	(2,369)	(2,282)	(4,627)	(4,438)

Gross margin	1,925	2,006	3,703	3,791
Selling expenses	(1,091)	(1,162)	(2,115)	(2,203)
General and administrative expenses	(146)	(157)	(297)	(288)
Research and development expenses	(421)	(425)	(852)	(858)
Other business income	33	49	107	76
Other business expenses	(47)	(13)	(50)	(19)

Income from operations	252	298	495	499
Financial income	24	17	47	30
Financial expenses	(67)	(66)	(140)	(159)
Investments in associates, net of income taxes	(4)	1	(7)	1

Income before taxes	204	249	396	371
Income taxes expense	(44)	(63)	(107)	(91)

Income from continuing operations	161	186	289	280
Discontinued operations, net of income taxes	128	(184)	259	(154)

Net income	289	2	548	126
Attribution of net income
Income from continuing operations attributable to shareholders1)	122	185	223	280
Net income attributable to shareholders1)	250	—	482	126
Net income attributable to Non-controlling interests	39	1	66	—

Earnings per common share
Weighted average number of common shares outstanding
(after deduction of treasury shares) during the period (in thousands):
- basic	924,084	917,042	922,493	919,147
- diluted	939,528	929,228	936,733	931,465
Income from continuing operations attributable to shareholders1)
- basic	0.09	0.20	0.31	0.30
- diluted	0.08	0.20	0.31	0.30
Net income attributable to shareholders:1)
- basic	0.27	0.00	0.52	0.14
- diluted	0.27	0.00	0.51	0.14

1)	Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding.

Quarterly report Q2 2018 19

Condensed consolidated statements of comprehensive income

Condensed consolidated statements of comprehensive income in millions of EUR

	Q2		January to June
	2017	2018	2017	2018
Net income for the period	289	2	548	126
Financial assets fair value through OCI:
Net current-period change, before tax		5		(1)
Income tax effect on net current-period change		—		—
Reclassification directly into retained earnings				(5)
Total of items that will not be reclassified to Income statement		5		(7)

Currency translation differences:
Net current-period change, before tax	(640)	510	(800)	325
Income tax effect on net current-period change	19	(28)	21	(19)
Reclassification adjustment for (gain) loss realized		—		—
Reclassification adjustment for (gain) loss realized, in discontinued operations	(87)		(87)	(6)
Available-for-sale financial assets:
Net current-period change, before tax	4		22
Income tax effect on net current-period change
Reclassification adjustment for (gain) loss realized
Cash flow hedges:
Net current-period change, before tax	40	(9)	17	(8)
Income tax effect on net current-period change	(10)	6	(5)	10
Reclassification adjustment for (gain) loss realized	(1)	(9)	2	(25)

Total of items that are or may be reclassified to Income Statement	(675)	469	(830)	276
Other comprehensive income (loss) for the period	(675)	474	(830)	269

Total comprehensive income (loss) for the period	(386)	476	(282)	395
Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	(345)	477	(273)	397
Non-controlling interests	(41)	(1)	(9)	(2)

Amounts may not add up due to rounding.

20 Quarterly report Q2 2018

Condensed consolidated balance sheets

Condensed consolidated balance sheets in millions of EUR

	December 31, 2017	June 30, 2018
Non-current assets:
Property, plant and equipment	1,591	1,577
Goodwill	7,731	8,115
Intangible assets excluding goodwill	3,322	3,322
Non-current receivables	130	177
Investments in associates	142	248
Other non-current financial assets	587	558
Non-current derivative financial assets	22	26
Deferred tax assets	1,598	1,689
Other non-current assets	75	47

Total non-current assets	15,198	15,760

Current assets:
Inventories	2,353	2,700
Current financial assets	2	1
Other current assets	392	464
Current derivative financial assets	57	38
Income tax receivable	109	102
Current receivables	3,909	3,498
Assets classified as held for sale	1,356	645
Cash and cash equivalents	1,939	1,615

Total current assets	10,117	9,064

Total assets	25,315	24,824

Equity
Shareholders’ equity	11,999	11,679
Common shares	188	190
Reserves	385	657
Other	11,426	10,831
Non-controlling interests	24	22

Group equity	12,023	11,701

Non-current liabilities:
Long-term debt	4,044	3,688
Non-current derivative financial liabilities	216	132
Long-term provisions	1,659	1,679
Deferred tax liabilities	33	76
Non-current contract liabilities1)		221
Other non-current liabilities1)	474	204

Total non-current liabilities	6,426	6,000

Current liabilities:
Short-term debt	672	1,239
Current derivative financial liabilities	167	183
Income tax payable	83	104
Accounts payable	2,090	1,781
Accrued liabilities1)	2,319	1,345
Current contract liabilities1)		868
Short-term provisions	400	411
Dividends payable	—	51
Liabilities directly associated with assets held for sale	8	8
Other current liabilities	1,126	1,132

Total current liabilities	6,866	7,123

Total liabilities and group equity	25,315	24,824

1)	Due to IFRS 15 adoption the presentation of contractual liabilities are shown as separate captions on the balance sheet of June 30, 2018. For more details please refer to Significant accounting policies, of this document.

Amounts may not add up due to rounding.

Quarterly report Q2 2018 21

Condensed consolidated statement of cash flows

Condensed consolidated statements of cash flows in millions of EUR

	January to June
	2017	2018
Cash flows from operating activities
Net income	548	126
Results of discontinued operations - net of income tax	(259)	154
Adjustments to reconcile net income (loss) to net cash provided by (used for) of operating activities:
Depreciation, amortization and impairments of fixed assets	472	547
Impairment of goodwill and other non-current financial assets	14	—
Net gain on sale of assets	(106)	(61)
Interest income	(27)	(17)
Interest expense on debt, borrowings and other liabilities	99	85
Income taxes	107	91
Investments in associates, net of income taxes	3	—
Decrease (increase) in working capital:	(82)	(343)
Decrease (increase) in receivables and other current assets	621	441
Decrease (increase) in inventories	(246)	(367)
Increase (decrease) in accounts payable, accrued and other current liabilities	(456)	(417)
Decrease (increase) in non-current receivables, other assets and other liabilities	(309)	(111)
Increase (decrease) in provisions	(39)	(34)
Other items	216	5
Interest paid	(124)	(94)
Interest received	27	16
Dividends received from investments in associates	6	12
Income taxes paid	(173)	(152)

Net cash provided by (used for) operating activities	373	223
Cash flows from investing activities
Net capital expenditures	(208)	(311)
Purchase of intangible assets	(36)	(56)
Expenditures on development assets	(163)	(140)
Capital expenditures on property, plant and equipment	(179)	(152)
Proceeds from sales of property, plant and equipment	171	37
Net proceeds from (cash used for) derivatives and current financial assets	(155)	(143)
Purchase of other non-current financial assets	(32)	(13)
Proceeds from other non-current financial assets	5	34
Purchase of businesses, net of cash acquired	(48)	(261)
Net proceeds from sale of interests in businesses, net of cash disposed of	62	70

Net cash provided by (used for) investing activities	(376)	(623)
Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt	20	69
Principal payments on short-term portion of long-term debt	(1,250)	(1,101)
Proceeds from issuance of long-term debt	56	1,238
Re-issuance of treasury shares	121	72
Purchase of treasury shares	(180)	(432)
Proceeds from sale of Signify (Philips Lighting) shares	1,065
Transaction costs paid for sale of Signify (Philips Lighting) shares	(5)
Dividends paid to shareholders of Koninklijke Philips N.V.	(326)	(341)
Dividends paid to non-controlling interests	—	(2)

Net cash provided by (used for) financing activities	(500)	(497)

Net cash provided by (used for) continuing operations	(503)	(898)

Net cash provided by (used for) discontinued operations	1,121	569

Net cash provided by (used for) continuing and discontinued operations	618	(329)
Effect of change in exchange rates on cash and cash equivalents	(120)	5
Cash and cash equivalents at the beginning of the period	2,334	1,939

Cash and cash equivalents at the end of the period	2,832	1,615

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Amounts may not add up due to rounding.

22 Quarterly report Q2 2018

Condensed consolidated statement of change in equity

Condensed consolidated statements of changes in equity in millions of EUR

	common shares	currency translation differences	financial assets fair value through OCI	cash flow hedges	capital in excess of par value	retained earnings	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity
		reserves			other
Balance as of December 31, 20161)	186	1,234	36	10	3,083	8,178	(181)	12,546	907	13,453
Total comprehensive income (loss)		(792)	22	14		482		(274)	(9)	(283)
Dividend distributed	2				356	(742)		(384)	(93)	(477)
Sales of shares of Signify (formerly Philips Lighting)		(19)				350		331	713	1,044
Re-purchase of shares by Signify (formerly Philips Lighting)						(5)		(5)	(17)	(22)
Purchase of treasury shares							(19)	(19)		(19)
Re-issuance of treasury shares					(180)	18	238	76		76
Forward contracts						(61)	(20)	(81)		(81)
Share call options						45	(134)	(89)		(89)
Share-based compensation plans					82			82		82
Income tax share-based compensation plans					9			9		9

Balance as of June 30, 2017	188	423	58	24	3,350	8,266	(116)	12,191	1,501	13,692
										B
Balance as of December 31, 2017	188	392	(30)	23	3,311	8,596	(481)	11,999	24	12,023
IFRS 9 and 15 adjustment			(4)			(25)		(29)		(29)

Balance as of January 1, 2018	188	392	(34)	23	3,311	8,571	(481)	11,970	24	11,993
Total comprehensive income (loss)		302	(1)	(24)		120	—	397	(2)	395
Dividend distributed	2				336	(738)		(400)		(400)
Purchase of treasury shares							(352)	(352)		(352)
Re-issuance of treasury shares					(270)	(2)	319	47		47
Forward contracts						20	(20)	—		—
Share call options						23	(60)	(37)		(37)
Share-based compensation plans					58			58		58
Income tax share-based compensation plans					(5)			(5)		(5)

Balance as of June 30, 2018	190	694	(35)	(1)	3,430	7,995	(594)	11,679	22	11,701

1)	The presentation of prior-year information has been updated to address two tax related adjustments as explained in Annual Report 2017 note 1, Significant accounting policies

Amounts may not add up due to rounding.

Quarterly report Q2 2018 23

Notes to the unaudited semi-annual condensed consolidated financial statements

Significant accounting policies

The significant accounting policies applied in these semi-annual condensed consolidated financial statements are consistent with those applied in the Annual Report 2017, except for the adoption of new standards effective as of January 1, 2018. The company has not early-adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The Consolidated financial statements are presented in euros, which is the presentation currency. Due to rounding, amounts may not add up precisely to totals provided.

New and amended standards adopted by the company

The company applies, for the first time, IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial instruments. The impact of the adoption of these new standards and the new accounting policies are disclosed below. Other amendments and interpretations apply for the first time in 2018, but do not have a material impact on the interim condensed consolidated financial statements of the company.

Impact on the financial statements

As explained below, IFRS 15 was adopted using the modified retrospective approach and IFRS 9 was adopted retrospectively with the exception of certain aspects of hedge accounting. As a result, for IFRS 15 the reclassifications and adjustments arising from the changes in the company’s accounting policies are not reflected in a restated balance sheet as at December 31, 2017, but are recognized in the opening balance sheet on January 1, 2018. For IFRS 9, the company has taken an exemption not to restate comparative information for prior periods with respect to classification and measurement requirements. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 but rather those of IAS 39.

The following tables show the adjustments recognized for each individual balance sheet caption. Balance sheet captions that were not affected by the changes have not been included. The adjustments, by standard, are explained in more detail below.

Balance sheet presentation impact of IFRS 15 adoption in millions of EUR

Balance sheet captions	December 31, 2017	presentation change	January 1, 20181)
Accrued liabilities	2,319	(793)	1,526
Current contract liabilities	—	793	793
Other non-current liabilities	474	(262)	212
Non-current contract liabilities	—	262	262

1)	Opening balance sheet after IFRS 15 presentation change.

Balance sheet impact of IFRS 9 and IFRS 15 adoption in millions of EUR

Balance sheet captions	January 1, 20181)	IFRS 15	IFRS 9	January 1, 2018
Current receivables	3,909	1	—	3,911
Income tax receivable	109	1	—	110
Other current assets	392	(75)	—	317
Investments in associates	142	7	—	149
Deferred tax assets	1,598	(5)	—	1,593
Current contract liabilities	793	(13)	—	780
Non-current contract liabilities	262	(12)	—	250
Deferred tax liabilities	33	(15)	—	18
Shareholders’ equity	11,999	(29)	—	11,970

1)	Opening balance sheet after IFRS 15 presentation change, before other IFRS 15 and IFRS 9 adjustments.

The impact on retained earnings is as follows:

Retained earnings impact of IFRS 9 and IFRS 15 adoption in millions of EUR

Retained earnings as of December 31, 2017	8,596
IFRS 15 adjustments
Cost of obtaining a contract
Capitalized costs of obtaining a contract	(75)
Deferred tax liability	15
Deferred tax asset	2
Income tax receivable	1
Royalty income
Royalty income - deferred revenue	25
Deferred tax assets	(7)
Current receivables	1
Income tax receivable	1
Investment in associates
Investments in associates	7
IFRS 9 adjustments
Transfer from available-for-sale financial assets reserve	4

Opening balance Retained earnings as of January 1, 2018	8,571

The above adjustments are based on the company’s finalized assessments, which do not materially differ from the amounts disclosed in the Annual Report 2017.

IFRS 9 Financial Instruments - impact of adoption

IFRS 9 Financial Instruments brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. With the exception of certain aspects of hedge accounting, which the company applied prospectively, the company has applied IFRS 9 retrospectively, with the initial application date of January 1, 2018 and with the practical expedients permitted under the standard. In accordance with the transitional provisions included in IFRS 9, comparatives for 2017 have not been restated.

24 Quarterly report Q2 2018

As a result of the adoption of IFRS 9, certain financial assets amounting to EUR 77 million were reclassified from measurement at fair value through other comprehensive income (FVTOCI) to fair value through profit or loss (FVTPL). The related fair value gains of EUR 4 million were transferred from the available-for- sale financial assets reserve to retained earnings as per that date. In addition, EUR 47 million of factored trade receivables were transferred from measurement at amortized cost to measurement at FVTOCI. The adoption of IFRS 9 did not result in any further material impact on the consolidated balance sheet, statement of income, statement of comprehensive income and the basic and diluted EPS. The effect of adoption IFRS 9 on the balance sheet and retained earnings is disclosed above.

Classification and measurement

As per January 1, 2018, the company assessed which business models apply to the financial assets held by the company and has classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification on the company’s other non-current financial assets are as follows:

Impact of IFRS 9 on other non-current financial assets in millions of EUR

			Held-to-maturity
Other non-current financial assets	FVTOCI1)	Amortized cost2)	investments	FVTPL	Total
Closing balance as of December 31, 2017 - IAS 39	446	114	1	27	587
Reclassify investments from available-for-sale to FVTPL	(77)	—	—	77	—
Reclassify held-to-maturity investments to amortized cost	—	1	(1)	—	—
Opening balance as of January 1, 2018 - IFRS 9	369	114	—	104	587

1)	Previously reported as available-for-sale financial assets
2)	Previously reported as loans and receivables

The investments previously accounted for as available-for-sale financial assets do not meet the IFRS 9 criteria for classification at amortized cost, because their cash flows do not represent solely payments of principal and interest. Related fair value gains of EUR 4 million were transferred from the available-for-sale financial assets reserve to retained earnings on January 1, 2018. During the first half of 2018, net fair value losses of EUR 2 million relating to these investments were recognized in the statement of income.

The investments previously accounted for as held-to-maturity financial assets were reclassified to amortized cost to align with the revised IFRS 9 classifications.

In addition to the impact on the classification of Other non- current financial assets, IFRS 9 impacted the classification of certain trade receivables which are part of Current receivables. The business model for factored trade receivables, amounting to EUR 47 million, is to collect and sell, and hence under IFRS 9 these financial assets were reclassified from assets measured at amortized cost to assets measured at FVTOCI.

Hedge accounting

The company has completed updates to its internal documentation and monitoring processes and concluded that all existing hedge relationships that are currently designated as effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. The impact of changes in fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of the option contracts, which under IFRS 9 are deferred in the cash flow hedges reserve within equity, is not material. As at June 30, 2018, EUR 2 million was included in the cash flow hedges reserve in relation to these changes in fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of the option contracts.

Impairment of financial assets

The company was required to revise its impairment methodology under IFRS 9 for each of its classes of assets that are subject to the IFRS 9 expected credit loss model.

Trade receivables

The company applies the IFRS 9 simplified approach in measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. The company did not identify a material increase in the loss allowance for trade receivables as a result of the adoption.

Debt investments

All of the company’s other debt investments at amortized cost and FVTOCI are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to 12 months expected losses. The company considers ‘low credit risk’ for listed bonds to be an investment-grade credit rating with at least one major rating agency. Other instruments are considered to be low credit risk when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term. The restatement of the loss allowance for debt investments at FVTOCI on transition to IFRS 9 as a result of applying the expected credit risk model was immaterial.

While Cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Quarterly report Q2 2018 25

IFRS 9 Financial Instruments - accounting policies applied from January 1, 2018

Non-derivative financial assets

Classification

Non-derivative financial assets are recognized when the company becomes a party to the contractual provisions of the instrument. Purchases and sales of financial assets in the normal course of business are accounted for at the trade date. Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in Financial income and expense.

The company classifies its non-derivative financial assets in the following measurement categories:

•	those that are measured subsequently at fair value (either through OCI (FVTOCI) or profit or loss (FVTPL);

•	those that are measured at amortized cost.

In assessing the classification, the company considers the business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in either the statement of income or in Other comprehensive income (OCI). For investments in equity instruments that are not held for trading, this will depend on whether the company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVTOCI. For investments in these equity instruments, the company does not subsequently reclassify between FVTOCI and FVTPL. For debt investments, assets are reclassified between FVTOCI, FVTPL and amortized cost only when its business model for managing those assets changes.

Non-derivative financial assets comprise cash and cash equivalents, receivables and other financial assets.

Measurement

At initial recognition, the company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the statement of income.

Cash and cash equivalents

Cash and cash equivalents include all cash balances, certain money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Receivables

Receivable balances that are held to collect are subsequently measured at the lower of amortized cost or the present value of estimated future cash flows. The present value of estimated future cash flows is determined through the use of value adjustments for uncollectible amounts. The company assesses on a forward-looking basis the expected credit losses associated with its receivables and adjusts the value to the expected collectible amounts. Receivables are written off when they are deemed uncollectible because of bankruptcy or other forms of receivership of the debtors. The assessment of expected credit losses on receivables takes into account credit-risk concentration, collective debt risk based on average historical losses, specific circumstances such as serious adverse economic conditions in a specific country or region, and other forward- looking information.

Receivables that are held to collect and sell are subsequently measured at FVTOCI. The company derecognizes receivables on entering into factoring transactions if the company has transferred substantially all risks and rewards or if the company does not retain control over those receivables.

Other (non-)current financial assets

Other (non-)current financial assets include both debt instruments and equity instruments.

Debt instruments include those subsequently carried at amortized cost, those carried at FVTPL and those carried at FVTOCI. Classification depends on the company’s business model for managing the asset and the cash flow characteristics of the asset.

Debt instruments that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in Financial income using the effective interest rate method. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVTOCI. Movements in the carrying amounts are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses, which are recognized in the statement of income. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to the statement of income. Interest income from these financial assets is included in Financial income using the effective interest rate method.

Debt instruments that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognized in the statement of income in the period in which it arises.

Equity investments are subsequently measured at fair value. Equity instruments that are held for trading are measured at FVTPL. For equity instruments that are not held for trading, the company makes an irrevocable election at the time of initial recognition whether to account for the equity investment at FVTPL or FVTOCI. Where management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to the statement of income following the derecognition of the

26 Quarterly report Q2 2018

investment. Dividends from such investments continue to be recognized in the statement of income when the company’s right to receive payments is established.

Impairment

The company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Debt and other financial liabilities

Debt and other financial liabilities, excluding derivative financial liabilities and provisions, are stated at amortized cost.

Equity

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. Where the company purchases the company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental transaction costs (net of income taxes), is deducted from equity attributable to the company’s equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

Call options on treasury shares are treated as equity instruments.

Dividends are recognized as a liability in the period in which they are declared and approved by shareholders. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

Derivative financial instruments, including hedge accounting The company uses derivative financial instruments principally to manage its foreign currency risks and, to a more limited extent, interest rate and commodity price risks. All derivative financial instruments are accounted for at the trade date and classified as current or non-current assets or liabilities based on the maturity date or the early termination date. The company measures all derivative financial instruments at fair value derived from market prices of the instruments, or calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread, credit spreads and foreign exchange rates, or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the statement of income, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of the option contracts are deferred in the cash flow hedges reserve within equity. The deferred amounts will be recognized in the statement of income against the related hedged transaction when it occurs.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in OCI until the statement of income is affected by the variability in cash flows of the designated hedged item. To the extent that the hedge is ineffective, changes in the fair value are recognized in the statement of income.

The company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is expected that a forecasted transaction will not occur, the company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in OCI are recognized immediately in the same line item as they relate to in the statement of income.

Foreign currency differences arising on the retranslation of financial instruments designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity through OCI, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of income.

Offsetting and master netting agreements

The company presents financial assets and financial liabilities on a gross basis as separate line items in the consolidated balance sheet.

Master netting agreements may be entered into when the company undertakes a number of financial instrument transactions with a single counterparty.

Such an agreement provides for a net settlement of all financial instruments covered by the agreement in the event of default or certain termination events on any of the transactions. A master netting agreement may create a right to offset that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified termination event. However, if this contractual right is subject to certain limitations then it does not necessarily provide a basis for offsetting, unless both of the offsetting criteria are met, i.e. there is a legally enforceable right and an intention to settle net or simultaneously.

IFRS 15 Revenue from Contracts with Customers - impact of adoption

The company has adopted IFRS 15 Revenue from Contracts with Customers from January 1, 2018 using the modified retrospective approach and has adjusted the cumulative impact of adoption in opening retained earnings as of January 1, 2018. Accordingly, comparatives for the 2017 financial year have not been restated. The standard has only been applied to contracts that are not completed as of January 1, 2018. The effect of adoption of IFRS 15 on the balance sheet and retained earnings is disclosed above.

Quarterly report Q2 2018 27

During the first half of 2018, EUR 8,078 million of revenues were recognized under IFRS 15. Should IAS 18 have been applied during this period, revenues would have amounted to EUR 8,067 million. The difference relates to the timing of revenue recognition on IP Royalties as explained below. The impact for the accounting of costs of obtaining a contract as also explained below did not materially affect 2018 results under IFRS 15 compared to IAS 18.

Costs of obtaining a contract

Under IFRS 15, the incremental costs of obtaining a contract with a customer are recognized as an asset if the entity expects to recover them. The company identified that certain sales commissions paid to third parties and internal employees that are typical of transactions in the segments Diagnosis & Treatment and Connected Care & Health Informatics qualify as incremental costs of obtaining a contract. These costs were mostly paid and capitalized as prepayment upon issuance of sales orders and recognition of revenue related to the sale of goods or rendering of services. Such costs were commonly expensed in line with the revenue recognition pattern of the related goods or services. Due to these sales commissions being largely amortized within a year, the company decided to adopt the practical expedient of expensing sales commissions when incurred.

An impact of EUR 75 million has been recorded as a retained earnings decrease in equity originating from the asset derecognition upon transition, and a net deferred tax benefit of EUR 17 million has been recorded through retained earnings as a consequence. The net impact in equity was EUR 57 million.

Royalty income

In prior years, the company recognized revenue from intellectual property (IP) royalties, which is normally generated based on a percentage of sales or a fixed amount per product sold, on an accrual basis based on actual or reliably estimated sales made by the licensees. Revenue generated from an agreement with lump-sum consideration was recognized over time based on the contractual terms and substance of the relevant agreement with a licensee. In 2018, under IFRS 15, revenues from the licensing of intellectual property are recognized based on a right to access the intellectual property or a right to use the intellectual property. Under the first option, revenue is recognized over time while under the second option revenue is recognized at a point in time. As a result, this had an impact on revenues originating from the company’s IP royalties with lump-sum considerations that are right-to-use licenses since under IFRS 15 such revenues are recognized in the statement of income at an earlier point in time rather than over time under the previous methodology.

As a result, an amount of EUR 25 million of deferred revenue has been recorded as an increase in retained earnings upon transition. Additionally, IP royalties related to an associate had a similar accounting impact, hence an amount of EUR 7 million has been recorded as an increase in retained earnings upon transition. A total deferred tax asset of EUR 7 million has been released as a consequence. The net impact in equity was EUR 27 million.

Presentation

The company has changed the presentation of certain amounts in the balance sheet to reflect the terminology of IFRS 15. Contract liabilities are presented separately on the balance sheet for its current and non-current portion and represent amounts posted in deferred revenue for which the goods or services have not yet been transferred to the customer and amounts have either been received or are due. They were part of Accrued liabilities and Other non-current liabilities as of December 31, 2017.

Disaggregation of revenue

As required for the condensed interim financial statements, the company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to the table below for the disclosure on disaggregated revenue.

Disaggregation of Sales in millions of EUR

		January to June 2018
	Sales at a point in time	Sales over time	Sales from contracts with cust- omers	Sales from other sources1)	Total
Diagnosis & Treatment	2,164	1,125	3,288	3	3,291
Connected Care & Health Informatics	968	416	1,384	22	1,406
Personal Health	3,200	9	3,209	126	3,335
Other	62	135	197	—	197

Philips Group	6,393	1,685	8,078	151	8,229

1)	Sales from other sources mainly includes leases.

Furthermore, the following table depicts sales composition for the company for the first half of 2018:

Sales composition in millions of EUR

January to June 2018
Goods	6,342
Services	1,594
Royalties	142
Other sales	151

Total Sales	8,229

IFRS 15 Revenue from Contracts with Customers - accounting policies applied from January 1, 2018

Revenue recognition

Revenue from the sale of goods in the normal course of business is recognized at a point in time when the performance obligation is satisfied and is based on the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which the company expects to be entitled in exchange for transferring promised goods (or services) to the customer. The consideration expected by the company may include fixed and/or variable amounts which can be impacted by sales returns, trade discounts and

28 Quarterly report Q2 2018

volume rebates. Revenue for the sale of goods is recognized when control of the asset is transferred to the buyer and only when it is highly probable that a significant reversal of revenue will not occur when uncertainties related to a variable consideration are resolved.

Transfer of control varies depending on the individual terms of the contract of sale. For consumer-type products in the segment of Personal Health, the control is transferred when the product is shipped and delivered to the customer and title and risk have passed to the customer (depending on the delivery conditions) and acceptance of the product has been obtained. Examples of delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where control is transferred to the customer.

Revenues of transactions that have distinct goods or services are accounted for separately based on their stand-alone selling prices. These transactions mainly occur in the segments Diagnosis & Treatment and Connected Care & Health Informatics and include arrangements that require subsequent installation and training activities in order to make distinct goods operable for the customer. As such, the related installation and training activities are part of equipment sales rather than separate performance obligations. Revenue is recognized when the performance obligation is satisfied, i.e. until the installation has been completed and the equipment is ready to be used by the customer in the way contractually agreed.

Revenues are recorded net of sales taxes. A variable consideration is recognized to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is not available, revenue recognition is postponed until the return period has lapsed. Return policies are typically based on customary return arrangements in local markets.

A provision is made for assurance type warranty at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to the products sold. For certain products, the customer has the option to purchase the warranty separately, which is considered a separate performance obligation on top of the assurance warranty. For such warranties which provide distinct service, revenue recognition occurs on a straight-line basis over the extended warranty contract period.

In the case of loss under a sales agreement, the loss is recognized immediately.

Expenses incurred for shipping and handling of internal movements of goods are recorded as cost of sales. Shipping and handling related to sales to third parties are recorded as selling expenses. When shipping and handling are part of a project and billed to the customer, then the related expenses are recorded as cost of sales. Shipping and handling billed to customers are distinct and separate performance obligations and recognized as revenues. Expenses incurred for sales commissions that are considered incremental to the contracts are recognized immediately in the statement of income as selling expenses as a practical expedient under IFRS 15.

Revenue from services is recognized over a period of time as the company transfers control of the services to the customer and the amount of the transaction price is measured by reference to the progress towards the complete satisfaction of the performance obligation. Service revenue related to repair and maintenance activities for goods sold is recognized ratably over the service period or as services are rendered.

Royalty income from brand license arrangements is recognized based on a right to access the license, which in practice means over the contract period based on a fixed amount or reliable estimate of sales made by a licensee.

Royalty income from intellectual property rights such as technology licenses or patents is recognized based on a right to use the license, which in practice means at a point in time based on the contractual terms and substance of the relevant agreement with a licensee. However, revenue related to intellectual property contracts with variable consideration where a constraint in the estimation is identified, is recognized over the contract period and is based on actual or reliably estimated sales made by a licensee.

Impact of standards issued but not yet applied by the company

IFRS 16 Leases

IFRS 16 was issued in January 2016 and is endorsed by the EU. It will supersede IAS 17 Leases and a number of lease-related interpretations and will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed for lessees. Under the new standard, both an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not change significantly.

The company is in the process of implementing IFRS 16. The complete overview of existing operating lease contracts has been determined (mainly real estate and car leases) and the company is implementing a new system to support the accounting process.

The new standard was discussed with management and internal stakeholders such as Treasury, Investor Relations and Human Resources so that they can work on potential adjustments to their processes, if needed. The company is analyzing the preliminary quantitative impact of IFRS 16.

The standard will affect primarily the accounting for the company’s operating leases. At the reporting date, Philips has non-cancellable operating lease commitments of EUR 745 million (undiscounted). The company plans to use the recognition exemption for low-value leases such as personal computers and to recognize on a straight line basis as an expense in the statement of income.

Quarterly report Q2 2018 29

Philips is still assessing what other adjustments, if any, are necessary, such as following the change in the definition of the lease term, including extension and termination options, and the different treatment of variable lease payments. It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognized on adoption of the new standard and how this may affect the company’s statement of income and classification of cash flows going forward.

The standard is mandatory for financial years commencing on or after January 1, 2019. The company decided not to adopt the standard before its effective date. Philips intends to apply the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information. When applying the modified retrospective approach to leases previously classified as operating leases under IAS 17, the lessee can elect, on a lease by lease basis, whether to apply a number of practical expedients on the transition. The company is assessing the potential impact of using these practical expedients.

30 Quarterly report Q2 2018

Segment information

Sales and Adjusted EBITA in millions of EUR unless otherwise stated

	January to June
	2017				2018
		sales including				sales including
	sales	intercompany	Adjusted EBITA		sales	intercompany	Adjusted EBITA
				as a % of sales				as a % of sales
Diagnosis & Treatment	3,162	3,186	214	6.8%	3,291	3,343	275	8.4%
Connected Care & Health Informatics	1,500	1,519	90	6.0%	1,406	1,424	101	7.2%
Personal Health	3,480	3,489	538	15.5%	3,335	3,354	532	16.0%
Other	188	258	(105)		197	238	(82)
Inter-segment eliminations		(123)				(129)

Philips Group	8,329	8,329	737	8.8%	8,229	8,229	827	10.0%

Reconciliation of Net income to Adjusted EBITA In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care & Health Informatics	Personal Health	Other
January to June 2018
Net income	126
Discontinued operations, net of income taxes	154
Income tax expense	91
Investments in associates, net of income taxes	(1)
Financial expenses	159
Financial income	(30)

Income from operations	499	174	22	444	(141)
Amortization of acquired intangible assets	195	35	22	64	73

EBITA	694	210	44	508	(67)
Restructuring and acquisition-related charges	116	65	25	6	19
Other items	17	—	32	18	(33)

Adjusted EBITA	827	275	101	532	(82)

January to June 2017
Net income	548
Discontinued operations, net of income taxes	(259)
Income tax expenses	107
Investments in associates, net of income taxes	7
Financial expenses	140
Financial income	(47)

Income from operations	495	154	4	466	(129)
Amortization of acquired intangible assets	129	18	23	69	19
Impairment of goodwill	9				9

EBITA	634	172	28	535	(101)
Restructuring and acquisition-related charges	89	42	33	3	10
Other items	15		29		(14)

Adjusted EBITA	737	214	90	538	(105)

Quarterly report Q2 2018 31

Sales and tangible and intangible assets in millions of EUR

	sales1)		tangible and intangible assets2)
	January to June		June 30,	June 30,
	2017	2018	2017	2018
Netherlands	239	244	882	1,192
United States	2,905	2,780	6,756	8,595
China	1,118	1,109	979	908
Japan	521	512	473	484
Germany	442	451	201	273
France	240	228	28	32
United Kingdom	189	200	522	640
Other countries	2,675	2,706	869	890

Philips Group	8,329	8,229	10,710	13,014

1)	Sales are reported based on country of destination
2)	Includes Property, plant and equipment, Goodwill, and Intangible assets excluding goodwill.

As required by IFRS 8, Operating Segments are Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses and Personal Health businesses, each being responsible for the management of its business worldwide. Due to the divestment and deconsolidation of businesses in 2017, Legacy Items no longer require separate disclosure. Therefore, as from January 1, 2018, HealthTech Other and Legacy Items are combined into Other. Prior-period comparatives have been adjusted to conform with current presentation. More segment information can be found in Note 4 Information by segment and main country in the Annual Report 2017.

Estimates

The preparation of the semi-annual condensed consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates under different assumptions or conditions.

In preparing these semi-annual condensed financial statements, the significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2017. The impact on estimates related to the adoptions of IFRS 9 and IFRS 15 were immaterial.

Financial risk management

The Annual Report 2017 describes certain risk categories and risks (including risk appetite) which could have a material adverse effect on Philips’ financial position and results. Those categories and risks remain valid and should be read in conjunction with this semi-annual report.

Looking ahead to the second half of 2018, financial markets continue to be highly volatile due to political and macroeconomic issues in most major regions such as Europe (including Brexit), United States, China, Russia, Middle East & Turkey and Latin America. Such conditions in financial markets may adversely affect the timing of and revenues from the ongoing divestment of Signify (formerly Philips Lighting).

Also, Philips operates in a highly regulated product safety and quality environment. Philips products and facilities are subject to regulation and ongoing inspections by various government agencies, including, in particular, the FDA (US) and comparable non-US agencies. Philips is undertaking considerable efforts to improve quality and management systems in all of its operations. The remediation work in this area will continue to affect the company’s results.

Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity or capital resources.

Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, particularly at the Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses and Personal Health businesses, typically resulting in higher revenues and earnings in the second half-year. At Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses, sales are generally higher in the second half-year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. At Personal Health businesses, sales are generally higher in the second half-year due to the holiday sales. Other is generally not materially affected by seasonality.

Discontinued operations and other assets classified as held for sale

Discontinued operations consist primarily of our retained shareholding in Signify (formerly Philips Lighting) and certain other divestments formerly reported as discontinued operations.

Discontinued operations: Signify (formerly Philips Lighting)

Results related to Philips’ retained interest in Signify show a EUR 155 million loss in the six months ended June 30, 2018 and reflects the additional sale of 16.22 million shares in February 2018, dividends received of EUR 32 million and a loss due to value adjustments since January 1, 2018 on Signify shares. Results from

32 Quarterly report Q2 2018

discontinued operations of the segment Lighting were EUR 177 million in the six months ended June 30, 2017. The results mainly relate to the operations of Signify, which were deconsolidated in November 2017.

Discontinued operations: Combined Lumileds and Automotive businesses

On June 30, 2017, Philips completed the sale of an 80.1% interest in the combined Lumileds and Automotive businesses to certain funds managed by affiliates of Apollo Global Management, LLC. In the first quarter of 2018 we reached a final settlement resulting in a gain of EUR 8 million. In the first six months ended June 2017, the combined businesses of Lumileds and Automotive reported a gain of EUR 83 million, which included a loss of EUR 66 million after tax related to the sale of the combined businesses of Lumileds and Automotive.

Discontinued operations: Other

In the six months ended June 30, 2018, Other mainly comprises losses relating to the Television business of EUR 4 million and the Audio, Video, Multimedia & Accessories business of EUR 8 million.

Discontinued operations cash flows

In the six months ended June 30, 2018, discontinued operations cash flows from investing activities include EUR 551 million related to the Signify sale of shares and dividend received. Sale of Philips Lighting shares in the 6 months ended June 30, 2017, (prior to being classified as discontinued operations) is included in cash flows from financing activities of continuing operations.

In the six months ended June 30, 2017, discontinued operations cash flows from investing activities include the net proceeds of EUR 1.1 billion received from the sale of the combined Lumileds and Automotive businesses.

Other assets classified as held for sale

As of June 30, 2018, assets held for sale consisted of the retained interest in Signify for an amount of EUR 559 million (representing an interest of 18.31%), property, plant and equipment for an amount of EUR 32 million, and assets and liabilities directly associated with assets-held-for-sale businesses of EUR 46 million.

Acquisitions and divestments

Acquisitions

Philips completed three acquisitions in the six months ended June 30, 2018. The acquisitions involved an aggregated net cash outflow of EUR 157 million, a contingent consideration of EUR 48 million (recorded in Long-term provisions), and had an aggregated impact on Goodwill and Other intangible assets of EUR 131 million and EUR 76 million respectively. These amounts are subject to final purchase price adjustments.

For the acquisition of EPD Solutions Ltd. on July 9, 2018, we refer to Subsequent events, of this document.

Divestments

In the six months ended June 30, 2018, Philips completed two divestments. The divestments involved an aggregated net cash inflow of EUR 68 million and resulted in a gain of EUR 44 million, which has been recognized in Other business income.

Investments in associates

Philips has investments in a number of associates. None of them, except Signify (formerly Philips Lighting), are regarded as individually material. The interest in Signify is treated as an asset classified as held for sale. For further details on the accounting treatment, we refer to Discontinued operations and other assets classified as held for sale, of this document.

During the six months ended June 30, 2018, Philips purchased two investments in associates which involved an aggregated amount of EUR 88 million.

Property, plant and equipment

The main increase in Property, plant and equipment consists of capital expenditures of EUR 188 million (six months ended June 30, 2017: EUR 254 million). This was offset by depreciation and impairment charges of EUR 209 million (six months ended June 30, 2017: EUR 245 million).

Goodwill

For information regarding the most recent impairment test of the different cash-generating units, including Home Monitoring, Population Health Management, and Healthcare Informatics, reference is made to Note 11 Goodwill in the 2017 Financial Statements. No events have been identified by management in the first half of 2018 that required management to perform an update of the aforementioned impairment tests.

Goodwill increased by EUR 384 million in the six months ended June 30, 2018, mainly due to new acquisitions (EUR 131 million) and the impact of currency translation differences (EUR 242 million). For details on the impact of new acquisitions, refer to Acquisitions and divestments, of this document.

Intangible assets excluding goodwill

The increase in Intangible assets excluding goodwill is EUR 265 million for the six months ended June 30, 2018. This mainly comprises internally generated assets for product development of EUR 139 million (six months ended June 30, 2017: EUR 169 million) and new acquisitions of EUR 76 million (six months ended June 30, 2017: EUR 0 million), offset by amortization and impairments of EUR 337 million (six months ended June 30, 2017: EUR 313 million) and translation differences. The impairments of 2018 mainly relate to brand names (EUR 52 million) and customer relationships (EUR 16 million). For details on the impact of new acquisitions, refer to Acquisitions and divestments, of this document.

Quarterly report Q2 2018 33

Equity

Shareholders’ equity

In June 2018, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 738 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 46% of the shareholders elected for a share dividend, resulting in the issuance of 9,533,223 new common shares. The cash dividend involved an amount of EUR 400 million (including costs).

As of June 30, 2018, the issued and fully-paid share capital consists of 950,442,250 common shares, each share having a par value of EUR 0.20.

During the first six months of 2018, a total of 9,664,661 treasury shares were delivered as a result of restricted share deliveries, performance share deliveries and stock option exercises.

A total of 2,537,798 shares were acquired in connection with Philips’ Long Term Incentive (LTI) Program through (1) a forward share buy-back program (ended in March 2018) and (2) the unwinding of options which were previously acquired to cover LTI commitments. During the first half of 2018, there was one exercise under the forward share buy-back contract involving 750,000 shares, resulting in a EUR 20 million increase in retained earnings against treasury shares. As of June 2018 there are no forward contracts outstanding. In the first half of 2018, the Company unwound 944,901 EUR-denominated and 842,411 USD-denominated call options against the transfer of a same number of Royal Philips shares (1,787,312 shares) and an additional EUR 37 million cash payment to the buyer of the call options. As of June 30, 2018, the number of outstanding EUR- denominated options was 2,341,738 and the number of outstanding USD-denominated options was 2,131,933.

On June 30, 2018, the total number of treasury shares amounted to 18,946,708, which were purchased at an average price of EUR 31.33 per share.

Debt

As of June 30, 2018, Philips had total debt of EUR 4,927 million, an increase of EUR 212 million compared to December 31, 2017. Long-term debt was EUR 3,688 million, a decrease of EUR 356 million, and short-term debt was EUR 1,239 million, an increase of EUR 567 million compared to December 31, 2017.

As of June 30, 2018, the majority of the long-term debt consisted of EUR 3,276 million of public EUR and USD bonds with a weighted average interest rate of 2.90%.

In March 2018, Philips refinanced a loan of EUR 178 million with a new long-term loan of EUR 200 million. In April 2018, Philips completed the early redemption of all the 3.750% USD bonds due 2022 with an aggregate principal amount of USD 1.0 billion. For this purpose, a EUR 900 million loan was entered into, which was repaid in May 2018. In addition, fixed-rate EUR bonds were issued in May 2018 with an aggregate principal amount of EUR 1.0 billion (EUR 500 million due 2024 and EUR 500 million due

2028). USD bonds due 2038 with an aggregate principal amount of USD 56 million and USD 16 million were redeemed in May and June 2018, respectively. In Q2 2018, EUR 576 million of forward contracts related to the share buyback program were transferred to the current portion of long-term debt.

In April 2018, Royal Philips successfully exercised, with existing terms and conditions, the first of two 1-year extension options of its EUR 1.0 billion committed standby revolving credit facility for general corporate purposes, extending the final maturity date to April 21, 2023.

Contingent assets and liabilities

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. Remaining off-balance-sheet business and credit- related guarantees provided on behalf of third parties and associates decreased by EUR 4 million during the first six months of 2018 to EUR 13 million.

Legal proceedings

Royal Philips and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participations and environmental pollution. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, Philips is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on its consolidated financial position, results of operations and cash flows.

For information regarding legal proceedings in which Philips is involved, please refer to the Annual Report 2017. Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2017 are described below:

Cathode-Ray Tubes (CRT)

In the CRT-related civil antitrust litigation pending in the United States and Canada, Philips has now reached settlements with all plaintiffs, resolving all outstanding CRT-related civil antitrust litigation. The settlements reached had no material impact on our results in the first half year of 2018. The settlements with the class of indirect purchasers, the state attorney-general for the state of Washington and class-action plaintiffs in Ontario, Quebec and British Columbia are still pending final court approval. The CRT- related civil antitrust actions reported in other jurisdictions are still pending.

Personal Health

In December 2013, the European Commission commenced an investigation into alleged restrictions of online sales of consumer electronics products and small domestic appliances. Philips was

34 Quarterly report Q2 2018

one of several companies involved in the investigation. In June 2018, the Company recorded a EUR 30 million provision in connection with the investigation, which is expected to conclude in the second half of 2018. EUR 12 million of the provision has been reported in Discontinued operations. The remainder has been reported in the segment Personal Health.

Brazil

On July 4, 2018 the Public Prosecution Service in Rio de Janeiro and representatives from the Brazilian antitrust authority CADE inspected the offices of more than 30 companies including Philips in São Paulo. The Brazilian authorities are conducting an investigation into tender irregularities in the medical device industry. Philips is cooperating with the investigation.

Share-based compensation

Share-based compensation costs

Share-based compensation costs were EUR 51 million and EUR 60 million in the first six months of 2018 and 2017 respectively. This includes the employee stock purchase plan of 2 million (2017: 3 million), which is not a share-based compensation that affects equity.

Performance and restricted shares granted

In addition, during the first six months of 2018 Philips granted 2,190,340 performance shares and 1,384,239 restricted shares.

Performance and restricted shares issued and options exercised

In the first six months of 2018 a total of 6,991,025 performance and 432,940 restricted shares were delivered. In addition, 806,304 EUR-denominated options and 1,196,363 USD- denominated options were exercised at a weighted average exercise price of EUR 20.52 and USD 30.49 respectively.

Accelerate! options exercised

Under the Accelerate! program, in the first six months of 2018 a total of 105,200 EUR-denominated options and 35,000 USD- denominated options were exercised at an exercise price of EUR 15.24 and USD 20.02 respectively.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

The fair value of Philips’ debt is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analysis based upon market rates plus Philips’ spread for the particular tenors of the borrowing arrangement. Accrued interest is not included within the carrying amount or estimated fair value of debt.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Quarterly report Q2 2018 35

Philips Group

Fair value of financial assets and liabilities in millions of EUR

	Balance as of June 30, 2018
	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Financial assets
Carried at fair value:
Debt instruments	47	47			47
Equity instruments	20	20	20
Other financial assets	28	28		23	5
Derivative financial instruments	64	64		64

Financial assets carried at FVTPL	160	160	20	87	52
Debt instruments	29	29		28	1
Equity instruments	327	327	25	1	301
Receivables - current	34	34			34

Financial assets carried at FVTOCI	389	389	25	29	336

Financial assets carried at fair value	549	549	45	116	388

Carried at (amortized) cost:
Cash and cash equivalents	1,615
Loans and receivables
Current loans receivables	1
Other non-current loans and receivables	107
Receivables - current	3,465
Receivables - non-current	177

Financial assets carried at (amortized) cost	5,365

Total financial assets	5,914

Financial liabilities
Carried at fair value:
Derivative financial instruments	(315)	(315)		(315)

Financial liabilities carried at FVTPL	(315)	(315)		(315)

Carried at (amortized) cost:
Accounts payable	(1,781)
Interest accrual	(29)
Debt (Corporate bonds and finance leases)	(3,572)	(3,898)	(3,602)	(296)
Debt (excluding corporate bonds and finance leases)	(1,355)

Financial liabilities carried at (amortized) cost	(6,737)

Total financial liabilities	(7,052)

1)	For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and finance leases), the carrying amounts approximate fair value because of the short maturity of these instruments, and therefore fair value information is not included in the table above.

The table above represents categorization of measurement of the estimated fair values of financial assets and liabilities.

Specific valuation techniques used to value financial instruments include:

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as financial assets carried at fair value through profit or loss or carried at fair value through other comprehensive income.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives or convertible bond instruments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data, the instrument is included in level 2.

The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread and foreign exchange rates.

The valuation of convertible bond instruments uses observable market-quoted data for the options and present value calculations using observable yield curves for the fair value of the bonds.

36 Quarterly report Q2 2018

Level 3

If one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, the instrument is included in level 3.

The retained investment in the combined businesses of Lumileds and Automotive (the “Lumileds investment”) of EUR 250 million (December 31, 2017: EUR 243 million) is classified as a financial asset recognized at fair value through OCI, based on a valuation model with inputs, including discount rates and multiples, which are market-corroborated to the extent possible, and hence classified as Level 3 in the fair value hierarchy. A sensitivity analysis of the Lumileds investment at June 30, 2018 shows that if the earnings assumption were to increase instantaneously by 10%, with all other variables (including foreign exchange rates) held constant, the fair value of the investment would increase by approximately 27%. Similarly, a decrease of 10% in the earnings assumption would reduce the fair value by approximately 24%. If the valuation multiples were to increase instantaneously by 10% from the assumption at June 30, 2018, with all other variables (including foreign exchange rates) held constant, the fair value of the investment would increase by approximately 23%, while a decrease of 10% in valuation multiples would reduce the fair value by approximately 21%.

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in Level 3 of the fair value hierarchy.

Reconciliation of the Level 3 fair value hierarchy in millions of EUR
Financial assets
Balance as of December 31, 2017	372
IFRS 9 adjustment	47
Balance at January 1, 2018	420
Total gains and losses recognized in:
- profit or loss	(1)
- other comprehensive income	(6)
Purchase	9
Sales	(20)
Receivables held to collect and sell	(14)

Balance at June 30, 2018	388

Subsequent events

Acquisition of EPD Solutions Ltd.

On July 9, 2018, Philips acquired EPD Solutions Ltd. (EPD), a private equity-owned company. EPD is an innovator in image- guided procedures for cardiac arrhythmias (heart rhythm disorders).

Philips acquired EPD for an upfront cash consideration of EUR 250 million and deferred, milestone-dependent payments. In connection with these contingent payments, the company recognized a provision of EUR 210 million at completion of the transaction.

Due to the recent completion date, additional IFRS disclosures cannot be made until the initial accounting for the business combination has been completed.

As from acquisition date, EPD is part of the reportable segment Diagnosis & Treatment businesses.

Philips US pension fund

In July 2018, Philips will make a contribution of USD 150 million to the Philips US pension fund to further improve the funding ratio. This will further decrease Philips’ interest costs going forward.

Quarterly report Q2 2018 37

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